SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

RECEIVED
2008 NOV 19 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 November 2008

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
U.S.A.

08005927

Dear Sirs,

**SUPPL**

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 14 November 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

**PROCESSED**
NOV 2 0 2008
**THOMSON REUTERS**

Encl.

dlw 11/19

*E:\vw\SL Asia\Connected Transaction\ltr_ADR.doc.7*

SHANGRI-LA ASIA LIMITED
*(Incorporated in Bermuda with limited liability)*
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
**(Stock Code: 00069)**

## OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL"), a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited, released to SET an announcement (the "Announcement") in relation to the report on progress of share distribution to the minority shareholders of SHPCL on 14 November 2008. The following is a reproduction of the Announcement for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

*Executive Directors*
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini

*Non-Executive Directors*
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

*Independent Non-Executive Directors*
Mr. Alexander Reid Hamilton
Mr. Wong Kai Man
Mr. Timothy David Dattels
Mr. Michael Wing-Nin Chiu

Hong Kong, 14 November 2008

* *For identification purpose only*

November 14, 2008

To : Managing Director
The Stock Exchange of Thailand

Subject : Report on progress of share distribution to minority shareholders

Refer to : The SET's letter No. BorJor 591/2550 dated October 17, 2007

As it is required by the Stock Exchange of Thailand ("SET") for the Company to submit a report on progress of the share distribution to minority shareholders in order to comply with the SET's regulation within November 14, 2008 and every 6 months thereafter until the requirement is complied, details of which appeared in the SET's letter as reference above.

Please be informed that the Company is presently still unable to achieve the Free Float as required by the SET. Nevertheless, the Company will immediately submit the report to the SET when the Company has any progress on this matter.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

END